Exhibit 23.1

[KPMG Audit Limited Letterhead]

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enstar Group Limited

We consent to the incorporation by reference in the registration statement on Form S-8 of Enstar Group Limited of our reports dated February 27, 2020, with respect to the consolidated balance sheets of Enstar Group Limited as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedules I to VI, and the effectiveness of internal control over financial reporting as of December 31, 2019, which reports appear in the December 31, 2019 annual report on Form 10-K of Enstar Group Limited.

/s/ KPMG Audit Limited

Hamilton, Bermuda
March 18, 2020